VOTING INSTRUCTION FORM
STANTEC INC.

SEE VOTING INSTRUCTIONS ON REVERSE WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.	INTERNET VOTE: WWW.PROXYVOTE.COM TELEPHONE VOTE: 1-800-474-7493

MEETING TYPE: ANNUAL MEETING
MEETING DATE: THURSDAY, MAY 13, 2010 AT 11:00 A.M. MDT
RECORD DATE: FOR HOLDERS AS OF MARCH 15, 2010
PROXY DEPOSIT DATE: MAY 11, 2010
ACCOUNT NUMBER:
CUSIP: 85472N109 **CUID:** P91984 E **CONTROL NO.:**

APPOINTEE(S) **RONALD TRIFFO, ROBERT J. GOMES**

IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE PERSON ATTENDING THE MEETING ON THE APPOINTEE LINE BELOW.

PLEASE PRINT APPOINTEE NAME

ITEM(S) **VOTING RECOMMENDATIONS**

2 *- THE REAPPOINTMENT OF ERNST & YOUNG, CHARTERED ACCOUNTANTS, AS ---->>> STANTEC'S AUDITOR AND AUTHORIZING THE DIRECTORS TO FIX THE AUDITOR'S REMUNERATION. FOR 0010200 --->>>

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.
NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

TELEPHONE VOTE AT 1-800-474-7493 OR INTERNET VOTE AT WWW.PROXYVOTE.COM

FOLD IN HALF - DO NOT DETACH

1 **ELECTION OF DIRECTORS** (FILL IN ONLY ONE BOX " ▭ " PER NOMINEE IN BLUE OR BLACK INK)
VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS

	FOR	WITHHOLD
01-ROBERT J. BRADSHAW	☐	☐
02-PAUL CELLUCCI	☐	☐
03-DAVID L. EMERSON, PC	☐	☐
04-ANTHONY P. FRANCESCHINI	☐	☐
05-ROBERT J. GOMES	☐	☐
06-SUSAN E. HARTMAN	☐	☐
07-ARAM H. KEITH	☐	☐
08-IVOR M. RUSTE	☐	☐
09-RONALD TRIFFO	☐	☐

ITEM(S) (FILL IN ONLY ONE BOX " ▭ " PER ITEM IN BLUE OR BLACK INK)

	FOR	WITHHOLD
2	☐	☐

2 ITEM(S)
SHARE(S)

CONTROL NO.: →

Broadridge™
5970 CHEDWORTH WAY
MISSISSAUGA, ON L5R 4G5

P91984 E
1 OF 1
1 1

STANTEC INC.
10160 - 112TH STREET
EDMONTON, AB T5K 2L6
CANADA

FOLD IN HALF - DO NOT DETACH

*** ISSUER CONFIRMATION COPY - INFO ONLY ***
THIS FORM IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY
PLEASE DO NOT USE IT FOR VOTING PURPOSES.
DATE (DD/MM/YY)

SIGNATURE(S) * INVALID IF NOT SIGNED *

☐ ← **REQUEST FOR LEGAL PROXY:** DO NOT MARK THIS BOX WITHOUT REVIEWING THE LEGAL PROXY SECTION ON THE REVERSE OF THIS FORM.

12

2 1-0001

VOTING INSTRUCTION FORM

STANTEC INC.

SEE VOTING INSTRUCTION NO. 2 ON REVERSE	INTERNET VOTE: *WWW.PROXYVOTE.COM* TELEPHONE VOTE: *1-800-454-8683*

MEETING TYPE:	ANNUAL MEETING
MEETING DATE:	THURSDAY, MAY 13, 2010 AT 11:00 A.M. MDT
RECORD DATE:	FOR HOLDERS AS OF MARCH 15, 2010
PROXY DEPOSIT DATE:	MAY 11, 2010
	85472N109

➜ [ ]

2 1-0001

WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.

ITEM(S)	VOTING RECOMMENDATIONS
2 - THE REAPPOINTMENT OF ERNST & YOUNG, CHARTERED ACCOUNTANTS, AS ----->>> STANTEC'S AUDITOR AND AUTHORIZING THE DIRECTORS TO FIX THE AUDITOR'S REMUNERATION.	FOR 0010200 --->>>

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

TELEPHONE VOTE AT 1-800-454-8683
INTERNET VOTE AT WWW.PROXYVOTE.COM

FOLD AND DETACH HERE

STANTEC INC.
ANNUAL MEETING TO BE HELD 05/13/10 AT 11:00 A.M. MDT FOR HOLDERS AS OF 03/15/10

1 **ELECTION OF DIRECTORS** (FILL IN ONLY ONE BOX " ▬ " PER NOMINEE IN BLUE OR BLACK INK)

VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS

	FOR	WITHHOLD
01-ROBERT J. BRADSHAW	[ ]	[ ]
02-PAUL CELLUCCI	[ ]	[ ]
03-DAVID L. EMERSON, PC	[ ]	[ ]
04-ANTHONY P. FRANCESCHINI	[ ]	[ ]
05-ROBERT J. GOMES	[ ]	[ ]
06-SUSAN E. HARTMAN	[ ]	[ ]
07-ARAM H. KEITH	[ ]	[ ]
08-IVOR M. RUSTE	[ ]	[ ]
09-RONALD TRIFFO	[ ]	[ ]

ITEM(S) (FILL IN ONLY ONE BOX " ▬ " PER ITEM IN BLUE OR BLACK INK)

	FOR	WITHHOLD
2	[ ]	[ ]

A/C *** ISSUER COPY ***

➜ [ ]

FILL IN THE BOX " ▬ " TO THE RIGHT IF YOU PLAN TO ATTEND AND VOTE YOUR SHARES AT THE MEETING ➜ [ ]

P91983 85472N109

Broadridge™

51 MERCEDES WAY
EDGEWOOD NY 11717

2 2

STANTEC INC.
10160 - 112TH STREET
EDMONTON, AB T5K 2L6
CANADA

FOLD AND DETACH HERE

*** ISSUER CONFIRMATION COPY - INFO ONLY ***

SIGNATURE(S) DATE